Bilander Acquisition Corp.

Four Embarcadero Center, Suite 2100

San Francisco, CA

May 19, 2021

VIA EDGAR

Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549

Attention: Irene Barberena-Meissner

Re:	Bilander Acquisition Corp. Registration Statement on Form S-1 Filed February 23, 2021 File No. 333-253419

Dear Ms. Barberena-Meissner:

Reference is made to our letter, filed as correspondence via EDGAR on May 17, 2021, in which we requested the acceleration of the effective time of the above-referenced Registration Statement for 5:00 p.m., Eastern Time, on May 19, 2021, in accordance with Rule 461 promulgated under the Securities Act of 1933, as amended. We are no longer requesting that such Registration Statement be declared effective at this time and we hereby formally withdraw our request for acceleration of the effective time. Thank you for your assistance in this matter.

Please contact Yan Zhang, of Davis Polk & Wardwell LLP, counsel to the Company, at (212) 450-4463 if you have any other questions or concerns regarding this matter.

Sincerely, /s/ Scott W. Wagner Scott W. Wagner Chief Executive Officer

Cc:	Davis Polk & Wardwell LLP Sidley Austin LLP